Exhibit 99.2

Annual General and Special Meeting of Shareholders of
OceanaGold Corporation

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the results of the voting of the matters submitted to the Annual General and Special Meeting of Shareholders of OceanaGold Corporation (the “Company”) held on June 9, 2026.

Total Shares Voted:	184,072,822
Eligible Shares:	224,313,323
Total Percentage of Shares Voted:	82.06%

1.	Election of Directors

The following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed. The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	Total Votes in Favour		Total Votes Withheld
Paul Benson	132,452,772	77.70%	38,003,874	22.30%
Ian M. Reid	169,552,116	99.47%	904,530	0.53%
Craig J. Nelsen	169,280,303	99.31%	1,176,343	0.69%
Sandra M. Dodds	167,057,565	98.01%	3,399,081	1.99%
Alan N. Pangbourne	170,267,931	99.89%	188,715	0.11%
Linda M. Broughton	170,153,528	99.82%	303,118	0.18%
Stefanie E. Loader	169,432,122	99.40%	1,024,524	0.60%
Gerard M. Bond	170,272,112	99.89%	184,534	0.11%

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2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, at a remuneration to be fixed by the directors of the Company. The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

Total Votes in Favour		Total Votes Withheld
180,933,130	98.29%	3,139,692	1.71%

3.	Advisory Vote on the Approach to Executive Compensation

The total votes cast by all shareholders of the Company present in person or by proxy, on the non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the Management Information Circular of the Company dated April 23, 2026 (the “Circular”), were as follows:

Total Votes in Favour		Total Votes Against
165,775,649	97.25%	4,680,997	2.75%

4.	Virtual-Only Annual General Meetings

The total votes cast by all shareholders of the Company present in person or by proxy, on the resolution to approve holding the Company’s next annual general meeting of shareholders in a virtual-only format, as more particularly described in the Circular, were as follows:

Total Votes For		Total Votes Against
106,379,295	62.41%	64,077,351	37.59%

DATED at Vancouver, British Columbia this 9th day of June, 2026.

OCEANAGOLD CORPORATION

By: (signed) “Elizabeth Thampy”

Elizabeth Thampy

Executive Vice President, General Counsel & Company Secretary

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